SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August, 2003

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Q2	Bell Report

July 29, 2003
CONTENTS

Bell Canada 2003 Second Quarter Shareholder Report

MD&A	2

Financial Results Analysis	3

Financial and Capital Management	10

Recent Developments in Legal Proceedings	12

Forward-Looking Statements	12

Risk Assessment	13

Our Accounting Policies	17

Consolidated Financial Statements	19

Notes to Consolidated Financial Statements	22

Management’s Discussion and Analysis

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), we, us and our mean Bell Canada, its subsidiaries, joint ventures and investments in significantly influenced companies.
     This MD&A comments on our operations, performance and financial condition for the three months (QTR or Q2) and six months (year-to-date or YTD) ended June 30, 2003 and 2002. Please refer to the unaudited consolidated financial statements starting on page 19 when reading the MD&A.
      All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

ABOUT FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements about our objectives, strategies, financial condition, results of operations and our businesses. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages 12 to 16 under “Forward-Looking Statements” and “Risk Assessment”. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

      Effective December 31, 2002, BCE Inc. (BCE), our ultimate parent company, transferred its 14% interest in Aliant Inc. (Aliant) to us in exchange for common shares of Bell Canada. As a result, we now own a 53% interest in Aliant and have changed our accounting from the equity method to consolidation.
      At the end of December 2002, BCE transferred its 100% investment in Bell ExpressVu Limited Partnership (Bell ExpressVu) to a partnership held 52% by us and 48% by BCE in exchange for units in the partnership.
      Effective December 31, 2002, we consolidate the net assets of Aliant and Bell ExpressVu in our consolidated balance sheet. From a statement of operations perspective, we started consolidating the results of operations of Aliant and Bell ExpressVu as of January 1, 2003. Therefore, our 2002 results of operations exclude the consolidation of these companies (except for our 39% interest in the equity earnings of Aliant). In addition, certain other events that have occurred since January 1, 2002 also affect the comparability of our results from period to period. Accordingly, when deemed appropriate in order to assist the reader in assessing our current period performance compared to the corresponding period of the previous year, in addition to the normal presentation, results have been presented on a “comparable basis”. More specifically, this means that our Q2 2002 and year-to-date 2002 results have, when necessary, been adjusted to include Aliant’s results, and when applicable, to include Bell ExpressVu’s results and to exclude the results of our directories business which we sold in November 2002. It also means that, when necessary, our Q2 2003 and year-to-date 2003 results have been adjusted to exclude the impact of the May 30, 2002 Price Cap decision (Price Cap decision) of the Canadian Radio-television and Telecommunications Commission (CRTC).
      Unless otherwise mentioned in this MD&A or in Bell Canada’s Q1 2003 MD&A, the outlooks provided in Bell Canada’s 2002 annual MD&A dated February 26, 2003 remain unchanged.

Non-GAAP Earnings Measure

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans credit (expense) and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period.
      We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans credit (expense) and restructuring and other charges. We exclude amortization expense and net benefit plans credit (expense) because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.
      EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry.
      EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income.

(in $ millions)	Q2 2003	Q2 2002	YTD 2003	YTD 2002

EBITDA	1,792	1,621	3,518	3,198
Amortization expense	(757)	(625)	(1,491)	(1,207)
Net benefit plans credit (expense)	(45)	12	(89)	25
Restructuring and other charges	--	(294)	--	(294)

Operating income	990	714	1,938	1,722

Financial Results Analysis

Operating Revenues

Bell Canada Revenues increase

■	Bell Canada’s revenues of $4,296 million in Q2 2003 and $8,543 million on a year-to-date-basis increased by 18.1% or $658 million and by 18.9% or $1,360 million, respectively, when compared to the same periods of 2002, mainly due to the consolidation of Aliant’s and Bell ExpressVu’s revenues starting January 1, 2003. Aliant and Bell ExpressVu had revenues of $609 million and $155 million, respectively, in Q2 2002 and $1,196 million and $306 million, respectively, on a year-to-date basis.

■

 When adjusting our Q2 2002 and year-to-date 2002 revenues to include Aliant’s and Bell ExpressVu’s revenues, our revenues would have declined by 2.4% this quarter and 1.6% on a year-to-date basis, reflecting:

	–	the sale of the directories business in late 2002 which contributed $138 million to our revenues in Q2 2002 and $270 million for the first six months of 2002.
	–	the Price Cap decision which mandated price reductions on various services leading to a reduction of approximately $27 million in our revenues this quarter and $61 million on a year-to-date basis.

■	On a comparable basis, when adjusting our revenues to include Aliant’s and Bell ExpressVu’s Q2 2002 and year-to-date 2002 revenues, to exclude revenues of the directories business for the same periods and to exclude the impact of the Price Cap decision this quarter and on a year-to-date basis, our revenues would have increased by 1.4% this quarter and 2.2% on a year-to-date basis, driven primarily by our Consumer business with growth in customer connections and revenues from wireless, high-speed Internet access and direct-to-home television (DTH) services. Compared to last year:

–	cellular and PCS subscribers grew by 13% to reach 4.1 million. Wireless revenues grew by 13% in the second quarter and for the first six months of the year.
–	high-speed Internet subscribers grew by 42% to reach 1.3 million. The majority of this growth came from residential customers, leading to growth in consumer data revenues of 23% both this quarter and for the first six months of the year.
–	DTH subscribers grew by 14% to reach 1.3 million, leading to DTH revenue growth of 23% and 20% for the quarter and on a year-to-date basis, respectively.
■	Our revenue growth in these consumer services made up for revenue declines in the traditional service areas of local and access, long distance and terminal sales and other services as well as relatively flat business and wholesale data revenues.

LOCAL AND ACCESS REVENUES

■	Local and access revenues of $1,512 million in Q2 2003 and $3,012 million on a year-to-date basis grew by 10.3% or $141 million and by 10.1% or $276 million, respectively, compared to the same periods in 2002 mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had local and access revenues of $156 million in Q2 2002 and $310 million on a year-to-date basis. When adjusting our Q2 2002 and year-to-date 2002 revenues to include Aliant’s revenues, local and access revenues would have declined by 1.0% for the quarter and 1.1% on a year-to-date basis compared to the same periods last year. These declines were primarily the result of the Price Cap decision and reductions in the number of NAS.
■	The Price Cap decision mandated rate reductions in certain business services and services provided to competitors. This led to a revenue reduction of approximately $9 million this quarter and $25 million on a year-to-date basis. On a comparable basis, when adjusting our revenues to include Aliant’s Q2 2002 and year-to-date 2002 revenues and to exclude the impact of the Price Cap decision this quarter and on a year-to-date basis, local and access revenues would have declined by 0.4% and 0.3% respectively
■	Including Aliant’s Q2 2002 customer base, NAS in service declined by 94,000 or 0.7% over the second quarter of 2002 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and business failures or downsizings and customers substituting wireline with wireless telephone service. Consumer NAS in service declined by 28,000, or 0.3%, while business NAS in service declined by 66,000, or 1.4%.

.

LONG DISTANCE REVENUES
■	Long distance revenues of $608 million in Q2 2003 and $1,254 million on a year-to-date basis grew by 7.0% or $40 million and by 10.3% or $117 million, respectively, compared to the same periods in 2002 mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had long distance revenues of $77 million in Q2 2002 and $156 million on a year-to-date basis. When adjusting our Q2 2002 and year-to-date 2002 revenues to include Aliant’s revenues, long distance revenues would have declined by 5.7% for the quarter and 3.0% on a year-to-date basis compared to the same periods last year. These declines reflected increased competitive pressures in both the consumer and business long distance markets as well as the impact of the Price Cap decision.
■	Although consumer pricing improved due to increased network charges introduced in December 2002 and a minimum block of time charge introduced in Q2 2002, these charges were offset by a reduction in consumer long distance conversation minutes reflecting increased competition from non-traditional long distance service providers offering prepaid cards and dial-around services.
■	Business long distance minute volumes continued to grow, but pricing decreased as competitive pressures intensified.
■	Including Aliant’s Q2 2002 and year-to-date 2002 results, the overall volume of conversation minutes increased by 3.9% this quarter and by 4.4% on a year-to-date basis compared to the same periods last year. However, volume increases were offset by lower settlement payments and ARPM.
■	In addition, rate reductions related to the Price Cap decision led to revenue reductions of approximately $5 million for the quarter and $9 million year-to-date and contributed to the overall revenue decline.
■	Overall, average revenue per minute (ARPM) decreased by 4.8% to $0.12 this quarter from $0.126 in the second quarter of 2002. On a year-to-date basis, ARPM declined by 3.9%.

WIRELESS REVENUES

Revenue and Subscriber Growth
■	Wireless service revenues of $621 million for the quarter and $1,191 million on a year-to-date basis increased by 30% or $142 million and by 29% or $269 million, respectively, compared to the same periods last year. These increases were in part due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had wireless revenues of $69 million in Q2 2002 and $130 million on a year-to-date basis. On a comparable basis, when adjusting our Q2 2002 and year-to-date 2002 revenues to include Aliant’s revenues, wireless revenues would have increased by 13% for each respective period, compared to the same periods last year. These increases were driven by subscriber growth of 13% and higher average revenue per subscriber.
■	Including Aliant’s Q2 2002 and year-to-date 2002 results, our total cellular and PCS subscriber base reached 4,120,000 reflecting 131,000 customer net additions for the second quarter and 201,000 for the first six months of 2003. Including paging subscribers, our total wireless customer base totalled 4,701,000 at June 30, 2003.
■	Including Aliant’s Q2 2002 and year-to-date 2002 results, net activations of 131,000 for the quarter and 201,000 on a year-to-date basis were up 40,000 and 16,000 respectively, compared to the same periods last year. Growth was stimulated by customer interest in new phones with enhanced features and selected promotions featuring lower handset pricing for activations on term contracts, in response to more aggressive competitive offers.
■	With 79% of net activations for the quarter and 78% for the first six months of 2003 coming from post-paid rate plans, we ended the second quarter of this year with 75% of our cellular and PCS subscriber base consisting of post-paid customers, up from 74% at the end of Q2 2002, including Aliant.

Average revenue per unit (ARPU)
■	Including Aliant’s Q2 2002 and year-to-date 2002 results, total ARPU of $48 for the quarter and $46 on a year-to-date basis was up by $2 and $1, respectively, compared to the same periods last year, driven by a higher post-paid ARPU and an increase in post-paid subscribers as a percentage of the total base. Higher revenues from value added services such as Message Centre and Call Display, as well as data services partly offset by lower roaming revenues as fewer people travelled, led to a $1 per month increase in post-paid ARPU for both the second quarter and for the first six months of the year. Prepaid ARPU declined by $1 in the second quarter and on a year-to-date basis compared to the same periods last year.

Churn
■	Including Aliant’s Q2 2002 and year-to-date 2002 results, blended churn of 1.4% in the second quarter and on a year-to-date basis, improved from 1.5% for each respective period last year. Post-paid churn of 1.3% in the second quarter and on a year-to-date basis remained at the company’s lowest levels and improved from 1.4% for the same periods in 2002, reflecting continued strong customer satisfaction.

Wireless data
■	Including Aliant’s Q2 2002 and year-to-date 2002 results, mobile browser hits reached 170 million in Q2 2003, up 38% from the previous quarter and 81% from Q2 2002. Mobile browser hits for the first six months of 2003 were 293 million, or 42% higher than the 206 million for the same period in 2002.

DATA REVENUES

Revenue growth
■	Data revenues of $955 million in Q2 2003 and $1,888 million on a year-to-date basis grew by 11.8% or $101 million and by 11.9% or $201 million, respectively, compared to the same periods in 2002. These increases were mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had data revenues of $79 million in Q2 2002 and $151 million on a year-to- date basis. When adjusting our Q2 2002 and year-to-date 2002 revenues to include Aliant’s revenues, data revenues would have increased by 2.4% for the quarter and 2.7% on a year-to-date basis compared to the same periods last year.
■	The Price Cap decision led to a reduction in the rates charged to competing carriers for Competitive Digital Network Access (CDNA) services beginning in June 2002. These rate reductions led to a $13 million decrease in data revenues this quarter and a $27 million decrease year-to-date. On a comparable basis, after adjusting our revenues to include Aliant’s Q2 2002 and year-to-date 2002 revenues and to exclude the impact of the Price Cap decision in this quarter and on a year-to-date basis, data revenues would have increased by 3.8% for the quarter and by 4.2% for the first six months of the year.
■	Including Aliant’s Q2 2002 and year-to-date 2002 revenues, consumer data revenues grew 23% both this quarter and on a year-to-date basis compared to the same periods last year, reflecting strong growth in our Sympatico subscriber base.
■	In contrast, business and wholesale data revenues declined by 0.7% this quarter and by 0.3% on a year-to-date basis compared to the same periods last year.
■	Although business data volumes experienced modest growth during the first half of the year, business data revenues reflected price competition, the impact of the Price Cap decision and product mix shifts from legacy data services to emerging data services. Legacy service revenue declines were partially offset by growth in high-speed internet service for small and medium sized customers and by growth in Internet Protocol (IP)/broadband services for large enterprise customers. Business data revenues increased by 3.4% in the quarter and by 3.7% on a year-to-date basis compared to the same periods last year.
■	Wholesale revenues declined by 18.2% this quarter and by 16.9% on a year-to-date basis as this segment remained weak due to price and volume drivers, as well as the impact of the Price Cap decision.
■	After adjusting to exclude the impact of the Price Cap decision, overall business and wholesale data revenue growth was essentially flat year-over-year growing only 0.9% for the quarter and 1.4% on a year-to-date basis.

High-Speed Internet
subscriber growth
■	Including Aliant’s Q2 2002 and year-to-date 2002 results, in the second quarter of 2003, the number of high-speed Internet subscribers increased by 81,000 to reach 1,287,000, while dial-up subscribers declined by 29,000 to 911,000, reflecting customers’ preference for higher speed alternatives. On a year-to-date basis, high-speed Internet subscribers increased by 177,000, while dial-up subscribers declined by 46,000.
■	We added 40,000 new subscriptions of Sympatico value-added services such as Desktop Anti-virus and Desktop Firewall this quarter and 53,000 year-to-date, for an end-of-period total count of 138,000 customer subscriptions as at June 30, 2003.
■	The DSL footprint in Ontario and Quebec increased to 78% of homes and business lines passed at the end of Q2 2003 from 72% a year ago. In Atlantic Canada, DSL was available to 63% of homes at the end of Q2 2003 compared to 60% a year ago.

Strategic alliance with Microsoft
On June 16, 2003, Bell Canada announced a strategic alliance with Microsoft Corporation which will allow us to deliver a unique package of services to our customers that will include the popular MSN instant messaging, Hotmail, and the next version of MSN’s recently launched premium services, MSN®8. The alliance will also combine the best of Sympatico.ca and MSN.ca to create a new co-branded portal scheduled to be launched in the Spring of 2004. Bell Canada and Microsoft will work together to develop services in the areas of home networking, mobile computing, interactive entertainment, security and enhanced communications tools such as unified voice and e-mail, video conferencing and multimedia messaging.

‘Surf and Watch’ bundle and enhancements to Sympatico Internet Services
■	In June 2003, Bell Canada announced a simple ‘Surf and Watch’ bundle that offers Bell ExpressVu’s digital satellite television and Sympatico’s High Speed Internet services on one bill. This bundle can be ordered through a single call or through Bell World stores.
■	Bell Canada also announced speed and service enhancements to Sympatico High Speed Edition and High Speed Ultra services as part of our ongoing plan to simplify customer offers and expand the opportunity for customers to experience more sophisticated online content.
	–	The majority of Sympatico High Speed Edition customers in Ontario and Quebec can now experience an increase in download speeds from up to 1.0 Mbps to up to 1.5 Mbps and an increase in upload speeds by as much as 100% to up to 320kbps.
	–	Sympatico High Speed Edition and Sympatico High Speed Ultra customers no longer incur additional charges for bandwidth usage.

DTH REVENUES
We started consolidating Bell ExpressVu’s results on January 1, 2003. For information purposes, the following discussion compares Bell ExpressVu’s Q2 2003 and year-to-date results to its results for the same periods of 2002.

Revenue and subscriber growth
■	In the second quarter of 2003 our subscriber base grew 14% over Q2 2002 to 1,335,000 which led to DTH revenues of $191 million or 23% higher for the quarter and $368 million or 20% higher for the first six months of 2003 compared to the same periods last year.
■	Net additions totaled 18,000 for the quarter and 31,000 on a year-to-date basis, both down from the 31,000 and 107,000 achieved for the respective periods in 2002, reflecting a slower rate of growth in digital television market demand and higher market penetration levels. Net additions were up by 5,000 compared to the previous quarter reflecting increased advertising and an extended free installation promotion throughout the quarter, following fewer promotions and less advertising in the early part of last quarter.

Average revenue per subscriber (ARPS)
■	ARPS increased by $3 per month to $47 for the second quarter and by $1 per month to $45 on a year-to-date basis compared to the same periods last year. This increase reflected the impact of the $2.99 system charge for all customers which became effective April 28 of this year and the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003, partially offset by lower pay-per-view revenues and the netting of programming credits against revenues beginning in June 2002.

Churn
■	Churn of 1.1% per month for Q2 and for the first six months of 2003 was slightly higher compared to the same periods in 2002 reflecting a slight increase in disconnects related to non-payment.

Expanded service offerings
■	On June 12, 2003, Bell ExpressVu added 26 new channels to its existing 300 channel line-up as part of its year-long programming expansion that will see Bell ExpressVu add 76 new channels by the end of 2003. The new programming line-up includes 15 high definition channels, making Bell ExpressVu the leader in high definition television programming in Canada, and 10 new international and multicultural channels.
■	The expanded line-up is being delivered by the additional capacity provided by Nimiq 2, a second satellite used by Bell ExpressVu and operated by Telesat, which was launched at the end of 2002, as well as its new broadcast center in Toronto.

TERMINAL SALES AND OTHER
■	Terminal sales and other revenues of $409 million in Q2 2003 and $830 million on a year-to-date basis grew by 79% or $181 million and by 93% or $399 million, respectively, compared to the same periods in 2002 mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had terminal sales and other revenues of $228 million in Q2 2002 and $449 million on a year-to-date basis. When adjusting our Q2 2002 and year-to-date 2002 revenues to include Aliant’s revenues, terminal sales and other revenues would have declined by 10.3% for the quarter and 5.7% on a year-to-date basis compared to the same periods last year. These declines include the impacts of reductions in wholesale international long distance minutes, wireless handset promotions and lower third party billing related to network installation.

EBITDA

EBITDA increases
■	Our EBITDA increased by 10.5% to $1,792 million this quarter and by 10% to $3,518 million year-to-date. These increases are mainly due to the consolidation of Aliant and Bell ExpressVu starting January 1, 2003. In Q2 2002, Aliant had an EBITDA of $247 million and Bell ExpressVu had an EBITDA loss of $25 million. On a year-to-date basis in 2002, Aliant had an EBITDA of $477 million and Bell ExpressVu had an EBITDA loss of $75 million.
■	The sale of our directories business negatively impacted our EBITDA. The Price Cap decision also led to lower EBITDA. The directories business contributed approximately $83 million to EBITDA in Q2 2002 and approximately $164 million to EBITDA in the first six months of 2002. The Price Cap decision reduced Q2 2003 EBITDA by approximately $27 million this quarter and by approximately $61 million year-to-date. On a comparable basis, when adjusting our Q2 2002 and yearto- date 2002 EBITDA to include Aliant’s and Bell ExpressVu’s EBITDA, to exclude directories’ EBITDA for the same periods, and to exclude the impact of the Price Cap decision this quarter and on a year-todate basis, our EBITDA would have increased by 3.6% this quarter and 4.3% year-to-date compared to the same periods last year.

■	Despite the negative impacts of the directories sale and the Price Cap decision, the EBITDA margin remained relatively stable at 41.7% this quarter and 41.2% on a year-to-date basis compared to the 41.8% achieved in the second quarter of 2002 and the 41.4% achieved in the first six months of 2002, respectively, including Aliant’s and Bell ExpressVu’s results. This stability reflects the realization of productivity improvements from numerous projects across Bell Canada.
■	Our productivity improvement program strives to reduce the cost per unit of the various processes and materials required throughout the company. By consistently applying this approach to unit cost reduction, the large volumes inherent in our operations drive significant levels of productivity improvements. The processes and materials used in our operations are generally used to:
	–	acquire customers (eg. sales activities, commissions, equipment sold)
	–	serve existing customers (eg. help desk support, equipment maintenance and repair, billing)
	–	provide back-office support functions (eg. finance, human resources, communications).
■	We achieve these unit cost reductions in many ways including:
	–	negotiating lower prices from our various from our external providers of equipment, software, supplies and services
	–	optimizing operational processes based on current business needs and the latest IS/IT capabilities
	–	better utilization of economic of scale.
■	Our 2003 program targets cost savings in many of the same areas addressed in our 2002 program, including call centers, field services, supply chain, and customer provisioning and servicing of newer services, such as consumer high-speed Internet service and broadband/ IP services.
■	In addition to taking costs out of the business, our various productivity initiatives are also leading to simplification for our customers while improving customer service. We continued to make progress in simplifying our business this quarter through:
	–	the roll-out of our interactive voice response system “Emily” in Quebec. The introduction of “Emily” has led to a reduction in misdirected calls and customer complaints and has enabled a greater level of customer self-service.
	–	the implementation of specialized call center “Move Queues”. These queues provide customers who are moving with a single point of contact to transfer all their Bell services.
	–	the introduction of a special “MultiCaller” queue for Sympatico help desk users. Recent repeat callers are automatically identified and routed to the specialized agents in this new queue for trouble resolution. The implementation of this queue has led to a significant reduction in repeat calls.
■	These initiatives contribute to our productivity gains by helping reduce costs and improve customer service as reflected in Bell Canada’s increasing customer value index as well as improving CRTC indicators.

WIRELESS EBITDA
■	Including Aliant’s Q2 2002 and year-to-date 2002 results, wireless EBITDA for the second quarter of $219 million and $438 million for the first six months of 2003 reflected year over year increases of $13 million or 6.3% and $54 million or 14.1%, respectively. These increases reflect higher revenues from higher subscriber gains, ARPU improvement and lower costs of acquisition (COA) per gross activation, partially offset by higher total COA expense as a result of higher customer activations and a higher volume of customers upgrading to newer handsets.
■	Including Aliant’s Q2 2002 and year-to-date 2002 results, EBITDA margin for Q2 2003 of 35.3% was down from 37.6% in Q2 2002 due to an increase in the number of existing customers upgrading to newer handsets with enhanced features and the higher level of subscriber additions this quarter.
■	Including Aliant’s Q2 2002 and year-to-date 2002 results, COA improved by 7.6% to $435 per gross activation in Q2 2003 from $471 per gross activation in the second quarter of last year. On the same basis, COA for the first six months of this year was $414 per gross activation, down $25 per gross activation compared to last year. The COA improvement was mainly driven by reduced marketing and advertising expenses, lower handset costs and the higher level of additions.

BELL EXPRESSVU EBITDA
We started consolidating Bell ExpressVu’s results on January 1, 2003. For information purposes, the following discussion compares Bell ExpressVu’s Q2 2003 and year-to-date results to its results for the same periods of 2002.
■	Bell ExpressVu’s EBITDA losses of $9 million for the second quarter and $15 million for the first six months of 2003 reflected significant year-over-year improvements compared to EBITDA losses of $25 million for the second quarter and $75 million for the first six months of 2002. These improvements were driven by lower subscriber acquisition costs related to lower gross activations for the quarter and on a year-to-date basis, as well as continued cost containment efforts.
■	COA per gross activation was $655 or $114 lower this quarter and $664 or $73 lower for the first six months of 2003, compared to the same periods last year. The year-over-year decline in COA resulted primarily from the impact of lower hardware costs as customers purchased fewer second receivers and a stronger Canadian dollar, partially offset by the free installation offer introduced in March 2003.

Below EBITDA Income and Expenses

The table below shows a reconciliation of EBITDA to net earnings applicable to common shares for Q2 and YTD 2003 and 2002.

(in $ millions)	Q2 2003	Q2 2002	YTD 2003	YTD 2002

EBITDA	1,792	1,621	3,518	3,198
Amortization expense	(757)	(625)	(1,491)	(1,207)
Net benefit plans (expense) credit	(45)	12	(89)	25
Restructuring and other charges	--	(294)	--	(294)

Operating income	990	714	1,938	1,722

Other income (expense)	35	(1,129)	79	(1,116)
Interest expense	(238)	(205)	(487)	(408)

Pre-tax earnings from continuing operations	787	(620)	1,530	198
Income taxes	(203)	(366)	(391)	(679)
Non-controlling interest	(30)	8	(57)	5

Earnings from continuing operations	554	(978)	1,082	(476)
Discontinued operations	1	--	(1)	--

Net earnings	555	(978)	1,081	(476)
Dividends on preferred shares	(16)	(16)	(32)	(32)
Interest on equity-settled notes	(10)	(13)	(25)	(26)

Net earnings applicable to common shares	529	(1,007)	1,024	(534)

AMORTIZATION EXPENSE
Amortization expense of $757 million in Q2 2003 and $1,491 million on a year-to-date basis represented increases of $132 million and $284 million, respectively, compared to the same periods last year, mainly due to the consolidation of Aliant’s and Bell ExpressVu’s results starting January 1, 2003. Aliant and Bell ExpressVu had collectively an amortization expense of $128 million in Q2 2002 and $257 million for the first six months of 2002.
     Adjusting to exclude this impact, amortization expense was relatively consistent on a quarterly and year-to-date basis compared to the same periods last year. The increase in asset base from the creation of Bell West in April 2002 was offset by the sale of the directories business.

NET BENEFIT PLANS EXPENSE
The net benefit plans expense of $45 million in Q2 2003 and $89 million on a year-to-date basis compared unfavourably to a net benefit plans credit of $12 million in Q2 2002 and $25 million on a year-to-date basis. Aliant had a net benefits plan credit of $1 million in the second quarter of 2002 and $6 million for the first six months of 2002.
     Adjusting to exclude this impact, the net benefit plans expense was unfavourable by $56 million in Q2 2003 and $108 million on a year-to-date basis compared to the same periods last year. Due to poor capital market conditions, our pension plans had a weak fund performance in 2002, leading to an actual rate of return on plan assets of negative 6%, which was significantly below our assumption of 8.3% for 2002. This created an actuarial loss, which led to approximately two-thirds of the unfavourable variance. After a review of market trends and our outlook, we reduced our assumption of expected long-term return on plan assets from 8.3% in 2002 to 7.5% in 2003, which led to the balance of the unfavourable variance.
     At December 31, 2002, on a solvency basis, our pension plans had a surplus of approximately $800 million. For the first six months of 2003, our pension plans generated a six-month return of approximately 4%.

RESTRUCTURING AND OTHER CHARGES
There were no restructuring and other charges in Q2 2003 or on a year-to-date basis. Restructuring and other charges of $294 million in Q2 2002 consisted of:
■	a $272 million write-down of Bell Canada’s accounts receivable
■	a $22 million write-down of Bell Canada’s other assets.

OPERATING INCOME
Operating income of $990 million in Q2 2003 and $1,938 on a year-to-date basis was $276 million and $216 million higher, respectively, than the same periods last year. Aliant and Bell ExpressVu had collectively an operating income of $93 million in Q2 2002 and $139 million on a year-to-date basis.
     Adjusting to exclude this impact, operating income increased by $183 million in Q2 2003 and $77 million on a year-to-date basis, when compared to the same periods last year. Restructuring and other charges were recognized in Q2 2002 and not in Q2 2003. Those gains were partially offset by the unfavourable variance in the net benefits plan expense in Q2 2003 and on a year-to-date basis.

OTHER INCOME
Other income of $35 million in Q2 2003 and $79 million on a year-to-date basis increased by $1,164 million and $1,195 million, respectively, compared to the same periods last year. Aliant and Bell ExpressVu had collectively other income of $48 million in Q2 2002 and $46 million for the first six months of 2002. Adjusting to exclude this impact, other income was $1,116 million higher in Q2 2003 and $1,149 million higher on a year-to-date basis.
     In Q2 2003, other income consisted mainly of:
■	interest income of $19 million ($43 million year-to-date)
■	foreign exchange loss of $3 million (foreign exchange gain of $23 million year-to-date).

     In Q2 2002, other income consisted mainly of:
■	interest income of $1 million ($2 million year-to-date)
■	foreign exchange gains of $25 million ($25 million year-to-date)
■	a write-off of our investment in Teleglobe Inc. (Teleglobe) of $1,354 million
■	a net gain of $222 million on the sale of a 37% interest in each of Telebec Limited Partnership and Northern Telephone Limited Partnership when the Bell Nordiq Income Fund was created.

     The increase of $18 million and $41 million in interest income respectively in Q2 2003 and on a year-to-date basis, compared to the same periods last year, is due to higher average cash levels in 2003 when compared to 2002, resulting mainly from the retained cash on hand from the sale of the directories business in November 2002 as well as the cash raised to date in 2003 from operating and financing activities.
     The levels of interest income are expected to decrease in the second half of 2003, as a significant amount of cash and cash equivalents was used in Q2 2003 to repay $884 million of our total debt.
     The Canadian dollar strengthened in Q2 2002 resulting in foreign currency gains of $25 million. In April 2003, we entered into a forward contract to hedge U.S. $200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency exposure risk on that debt. Accordingly, we had only minor foreign exchange losses in Q2 2003, despite a strengthening Canadian dollar for the quarter.

INTEREST EXPENSE
Interest expense of $238 million in Q2 2003 and $487 million on a year-to-date basis increased by $33 million and $79 million, respectively, compared to the same periods last year mainly due to the consolidation of Aliant’s and Bell ExpressVu’s results starting January 1, 2003. Aliant and Bell ExpressVu had interest expense of $39 million in Q2 2002 and $80 million for the first six months 2002.
     Adjusting to exclude this impact, the decrease in interest expense was primarily due to lower debt levels. The lower average total debt reflects the repayment of some debt from a portion of the proceeds received from the sale of the directories business partially offset by the impact of the additional debt incurred in 2002 to fund capital expenditures and the distribution of capital to Bell Canada Holdings Inc. (BCH), Bell Canada’s parent company.

INCOME TAXES
Income taxes of $203 million in Q2 2003 and $391 million on a year-to-date basis represents a 44.5% and a 42.4% reduction, respectively, compared to the same periods last year mainly due to the tax savings relating to loss utilization transactions with BCE and BCE Emergis Inc. and the reduction in the statutory income tax rate from 37.4% in 2002 to 35.4% in 2003 partially offset by the increase in pre-tax earnings (excluding the impact of the write-off of our investment in Teleglobe, which was not tax-effected).

NON-CONTROLLING INTEREST
The unfavourable variance in non-controlling interest in Q2 2003 and on a year-to-date basis is due to the consolidation of our 53% interest in Aliant and our 52% interest in Bell ExpressVu.

DISCONTINUED OPERATION
At June 30, 2003, the assets of Aliant’s Emerging business segment, which include AMI Offshore Inc. (AMI Offshore), Prexar LLC (Prexar), and iMagicTV Inc. (iMagicTV), were either sold or being held for sale. Prexar is an Internet services provider. iMagicTV is a software development company, providing broadband TV software and solutions to service providers around the globe. AMI Offshore provides process and systems control technical services and contracts manufacturing solutions to offshore oil and gas and other industries.
     iMagicTV was sold in April 2003. Prexar was sold in May 2003. The sale of AMI Offshore is expected to be completed by the end of 2003.
     Accordingly, the results of these operations have now been presented as discontinued operations.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of the financial condition and cash flows of Bell Canada.

Capital Structure

(in $ millions)	Q2 2003	Q4 2002

Cash	(490)	(1,047)
Note payable to parent company	--	975
Debt due within one year	1,464	1,901
Long-term debt	10,468	10,497

Total net debt	11,442	12,326
Non-controlling interest	1,885	1,917
Total shareholders’ equity	9,253	8,370

Total capitalization	22,580	22,613

Net debt to total capitalization	50.7%	54.5%

     The capital structure for Q2 2003 and Q4 2002 reflects the consolidation of the net assets of Aliant and Bell ExpressVu.
     Our net debt to capitalization ratio improved to 50.7% as at Q2 2003 from 54.5% as at Q4 2002, principally from:
■	a capital contribution of $975 million received from BCH
■	the receipt of a $270 million note receivable from an affiliated company under common control partially offset by;
■	negative free cash flow of $224 million
■	an increase in Bell ExpressVu’s capital lease obligation relating to Nimiq 2
■	$1,081 million of net earnings in the first six months of 2003 which were more than offset by the $1,117 million of dividends declared on common and preferred shares, reducing our shareholders’ equity.

     In May 2003, Bell Canada simplified its capital structure and that of its parent company Bell Canada Holdings Inc. (BCH), which included the following transactions:
■	the repayment by Bell Canada of $2,068 million of equity-settled notes payable to BCH
■	the repayment by Bell Canada of $185 million of notes payable to BCH
■	a capital contribution by BCH to Bell Canada’s contributed surplus of $2,253 million
■	the transfer of $3,338 million from Bell Canada’s contributed surplus to its common shares.

      The only intercompany loan remaining in Bell Canada’s consolidated balance sheet at June 30, 2003 is a $498 million note receivable from BCH (held by BCE Holdings GP, which is held 52% by Bell Canada and 48% by BCE).

Summary of Cash Flows
The table below provides a summary of the flow of cash into and out of Bell Canada for Q2 and YTD 2003 and 2002.
     We started consolidating the cash flows of Aliant and Bell ExpressVu as of January 1, 2003. As a result, all comparative figures and discussions in this section involving our 2002 cash flows do not include Aliant and Bell ExpressVu’s cash flows.

(in $ millions)	Q2 2003	Q2 2002	YTD 2003	YTD 2002

Cash from operating activities	1,250	1,428	2,125	2,167
Capital expenditures	(664)	(711)	(1,204)	(1,376)
Dividends and distributions	(704)	(615)	(1,093)	(921)
Interest on equity-settled notes	(24)	(29)	(47)	(51)
Other investing activities	(5)	8	(5)	9

Free cash flow from operations	(147)	81	(224)	(172)
Business acquisitions	(6)	--	(78)	--
Business dispositions	--	306	--	306
Change in investments accounted for
under the cost and equity methods	(3)	(24)	8	(26)

Free cash flow after investments and divestitures	(156)	363	(294)	108
Impact of consolidating previously equity
accounted investments	--	9	--	9
Capital contribution by BCH	2,696	--	3,043	--
Repayment of an advance made to an
affiliated company under common control	--	--	270	--
Repayment of equity-settled notes	(2,068)	--	(2,068)	--
Financing activities of subsidiaries with third parties	14	31	21	33
Net issuance (repayment) of debt instruments	(884)	282	(1,538)	596
Cash provided by discontinued operations	17	--	16	--
Other	(4)	(2)	(8)	12

Net increase (decrease) in cash
and cash equivalents	(385)	683	(558)	758

CASH FROM OPERATING ACTIVITIES
Cash from operating activities was 12.5% lower in Q2 2003 when compared to the same period last year (1.9% lower in the first six months of 2003 when compared to the same period last year).
    The decrease in cash from operating activities for the quarter and on a year-to-date basis can be attributed to the negative impact of changes in working capital (primarily in Q2 2003), which was partially offset by cash savings in the amount of taxes paid in 2003 from the application of non-capital tax loss carryforwards to our current earnings and from the tax loss consolidation savings strategies between BCE Inc., BCH and Bell Canada.

CAPITAL EXPENDITURES
We continue to make investments to expand our networks, to meet customer demand and for replacement purposes.
    Having much of the significant capital expenditures relating to the build-out of our growth infrastructures behind us, we were able to reduce our capital expenditures by 6.6% in Q2 2003 compared to the same period last year (12.5% on a year-to-date basis). A portion of the decrease can be explained by our current year capital spending programs being more heavily weighted towards the second half of 2003. This reduction in capital spending lowered our capital intensity ratio to

15.5% in Q2 2003 from 19.5% in the same period last year, and to 14.1% on a year-to-date basis in 2003 from 19.2% in the same period last year.

BUSINESS ACQUISITIONS
There were no significant business acquisitions made in Q2 2003. On a year-to-date basis, business acquisitions of $78 million consisted mainly of the purchase of BCE's interests in BCE Nexxia Corporation (Nexxia U.S.), Fiberco Telecommunications Corporation (FiberCo U.S.) and Sympatico Inc.
     There were no business acquisitions made in the first six months of 2002.

BUSINESS DISPOSITIONS
There were no business dispositions made during the first six months of 2003.
     Business dispositions of $306 million in Q2 2002 included the sale of our 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership to the Bell Nordiq Income Fund.

CHANGE IN INVESTMENTS ACCOUNTED FOR UNDER THE COST AND EQUITY METHODS
There were no significant fluctuations in investments accounted for under the cost and equity methods during the first six months of 2003.
     In Q2 2002, investments of $24 million included investments made in Nexxia U.S. and FiberCo U.S.

CAPITAL CONTRIBUTIONS
In Q2 2003, BCH made capital contributions totalling $2,696 million ($3,043 million on a year-to-date basis).

DEBT INSTRUMENTS
In Q2 2003, we repaid $884 million of total debt from cash on hand that was raised from the sale of the directories business in November 2002 as well as the cash raised to date in 2003 from operating and financing activities. The $884 million repayment consisted primarily of $500 million of debentures and a $185 million note payable to BCH.
     We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and market rates on our short-term debt.
     The average annual interest rate on our total debt generally ranges between 7.0% and 8.0%.
     The interest rates we pay are based on the quality of our credit ratings. The table below lists our credit ratings at July 29, 2003, all of which are investment grade. Investment grade ratings usually mean that we qualify for better than average rates when we borrow money.
     On May 15, 2003, Moody’s removed the negative trend on Bell Canada’s commercial paper and long-term debt credit ratings.

CREDIT RATINGS

	S&P	DBRS	Moody’ s

Commercial paper	A-1 (mid)/stable	R-1 (mid)/stable	P-2/stable
Extendable commercial notes	A-1 (mid)/stable	R-1 (mid)/stable	--
Long-term debt	A/stable	A (high)/stable	A-3/stable
Preferred shares	P-2 (high)/stable	Pfd-2 (high)/stable	--

ACCESS TO CAPITAL
For the remainder of 2003, cash will be primarily used for capital expenditures, dividend payments and the repayment of debt.
     Our plan is to generate sufficient cash from our operating activities to pay for capital expenditures and dividends. Also, the remaining debt maturing in 2003 is expected to be repaid from cash on hand and cash generated from our operations.
     Although we do not expect any cash shortfall in the short term, our lines of credit, bank facilities and commercial paper programs are available for contingency purposes.

Other Items

Please see Notes 10 and 11 to the consolidated financial statements for a summary and description of:
■	contractual obligations
■	commercial commitments
■	guarantees
■	off-balance sheet arrangements
■	contingencies
■	financial instruments.

Recent Developments in Legal Proceedings

This section provides a description of recent material developments in certain of the legal proceedings involving us described in Bell Canada’s Annual Information Form for the year ended December 31, 2002 (Bell Canada 2002 AIF).

BELL DISTRIBUTION INC. LAWSUITS
On May 2, 2003, Bell Distribution Inc., certain other companies of the Bell Canada group, the independent dealers involved in the lawsuit and other dealers located in Ontario agreed on the terms of a memorandum of agreement for the settlement of this dispute.

WAGE PRACTICES INVESTIGATION
As indicated in the Bell Canada 2002 AIF, on November 2, 2000, the Federal Court of Canada had allowed Bell Canada’s application for judicial review of the Canadian Human Rights Tribunal’s determination that it could proceed with an inquiry into the complaints filed by the Communications, Energy and Paperworkers union of Canada. The Court had found that the Tribunal lacked institutional independence and prohibited further proceedings in the matter. Hearings before the Tribunal into the merits of the case were suspended. The Canadian Human Rights Commission appealed this decision, which was overturned by the Federal Court of Appeal. On May 24, 2001, Bell Canada filed for leave to appeal the Federal Court of Appeal’s decision to the Supreme Court of Canada. Hearings before the Tribunal resumed in September 2001. The Supreme Court heard Bell Canada’s appeal in January 2003 and dismissed it on June 26, 2003. The decision did not address the merits of the case.

Forward-Looking Statements

A statement we make is forward looking when it uses what we know today to make a statement about the future.
     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, seek, strive, target and will.
     This MD&A contains forward-looking statements about our objectives, strategies, financial condition, results of operations and businesses.
    These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions.
     It is important to know that:
■	forward-looking statements describe our expectations on the day they are made. For this MD&A, it is July 29, 2003
■	our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize
■	forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs
■	we assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     You will find a more detailed assessment of the risks that could cause our actual results to materially differ from our current expectations in the Risk Assessment section starting on the next page.

Risk Assessment

The following section describes general risks that could affect us.
     A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and working to minimize them where we can.
     Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks of which we are currently unaware.

ECONOMIC AND MARKET CONDITIONS
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and retail and commercial activity, there tends to be a lower demand for our products and services.
     The slowdown and uncertainty in the global economy have reduced demand for our products and services, which negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

■	lower than expected growth in data revenue, because of softer demand from business and wholesale customers
■	some reductions in the number of network access lines due to business failures, business contractions or competition.

     Weak economic conditions may also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables. In addition, the SARS outbreak in Toronto could adversely impact our ability to collect receivables and, consequently, our revenues.

IMPROVING PRODUCTIVITY AND REDUCING CAPITAL INTENSITY
We continue to implement several productivity initiatives while reducing our capital intensity.
     There could be a material and negative effect on our profitability if we do not continue to successfully implement productivity initiatives and reduce capital intensity while maintaining the quality of our service. There could also be a material and negative effect on our profitability if any volume declines in connection with the sale of our products and services due to market factors are not met with concurrent expense reductions.

INCREASING COMPETITION
We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications and satellite television companies but also with other businesses and industries, such as cable, Internet companies, and a variety of companies that offer network services, such as providers of business information systems and system integrators, as well as other companies that deal with, or have access to, customers through various communications networks. In addition, we face increasing cross-platform competition, including competition to our wireline business coming from wireless and cable companies, and expect this type of competition to intensify in the future, as new technologies will be developed.
     Cable companies and independent Internet service providers have increased competition in the Internet access services business. Competition has led to Internet access pricing in Canada that is amongst the lowest in the world.
     The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. We expect competition to intensify through the development of new technologies, products and services, and through consolidation in the industry.
     Many of our competitors have substantial financial, marketing, personnel and technological resources. We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. New competitors may also appear as new technologies, products and services are developed, and for other reasons.
     Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and be price-competitive. It forces us to keep reducing costs, managing expenses and increasing productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

ANTICIPATING TECHNOLOGICAL CHANGE
We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.
     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new and upgrade existing technologies, products and services.
     We may face additional financial risks as we develop new products, services and technologies and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

STRATEGIES AND PLANS
We plan to reach our business objectives by implementing different plans and strategies, the most significant of which are described in Bell Canada’s 2002 annual MD&A dated February 26, 2003 and 2003 first quarter MD&A dated April 29, 2003. If our plans and strategies are unsuccessful, this could have a material and negative effect on our growth prospects and results of operations.

FINANCING OUR OPERATIONS
We require substantial amounts of capital to finance capital expenditures to provide our services and to refinance our outstanding debt.
     We finance our ongoing capital needs in three ways:
■	from cash generated by our operations
■	by borrowing from commercial banks
■	through debt and equity offerings in the capital markets.

     Significant additional debt financings could lower our credit ratings and increase our borrowing costs, giving us less flexibility to take advantage of business opportunities.
     Our ability to finance operations depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions at the time capital is raised. In addition, participants in the syndicated commercial loan market have internal policies limiting their ability to extend credit to any single borrower or group of borrowers or to a particular industry. Less capital has been available in the capital markets in general and to the telecommunications industry in particular for several reasons including:
■	a loss of investor confidence in the capital markets in general and in the telecommunications industry in particular
■	accounting scandals relating to major North American companies.

    If we cannot raise the capital we need, we may have to:
■	limit our ongoing capital expenditures
■	limit our investment in new businesses
■	try to raise additional capital by selling assets or through monetizing transactions.

    Any of these possibilities could have a material and negative effect on our growth prospects for the long term.

LITIGATION, REGULATORY MATTERS AND CHANGES IN LAWS
Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in their interpretation, or the adoption of new laws or regulations, could also have a material and negative effect on our businesses, operating results and financial condition.
     On April 28, 2003, the Standing Committee on Industry, Science and Technology tabled a report in the House of Commons recommending:
■	the removal of the existing minimum Canadian ownership and control requirements for telecommunications carriers and that this change also apply to broadcasting distribution undertakings
■	that a special parliamentary committee conduct a comprehensive review of the governance structure of the telecommunications and broadcasting sectors in Canada in light of technological convergence.

     On June 11, 2003, the Standing Committee on Canadian Heritage tabled a report in the House of Commons, which contained several recommendations on a broad range of issues, including the maintenance of the existing foreign ownership limits in the Broadcasting Act.
     Since the Government’s response to the above-mentioned reports has not yet been issued, we are not currently in a position to assess the impact, if any, the above-mentioned developments may have on us.
     The Bell Canada 2002 AIF contains a detailed description of:
■	the principal legal proceedings involving us
■	certain regulatory initiatives and proceedings affecting us.

     Please see Recent Developments in Legal Proceedings in this MD&A for a description of recent material developments in the principal legal proceedings involving us and described in the Bell Canada 2002 AIF.

CHANGING WIRELINE REGULATION
Our business is affected by changes in policies resulting from decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

CRTC Price Cap decision
In May 2002, the CRTC introduced new Price Cap rules that reduce some rates that incumbent telephone companies charge competitors for services provided to them.
     The new rules create certain risks for us. For example, the CRTC has established a deferral account but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on us.

CRTC decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which makes several important changes to the regulatory regime for us.
     The decision provided that contracts offered by Bell Canada or its carrier affiliates that bundle tariffed and non-tariffed products and services must receive CRTC approval. This means that:
■	all contracts that currently bundle products and services must be filed with the CRTC for regulatory approval
■	all new contracts must receive CRTC approval before implementation
■	carrier affiliates must now meet the same requirements as Bell Canada for tariff approval on products and services they offer in Bell Canada’s operating territory.

     While the decision increases the regulatory burden for us at both the wholesale and retail levels in highly competitive markets, it is not currently possible to determine the financial effect of the decision or to separate it from the normal risk of loss of revenues resulting from competition.

LICENSES AND CHANGING WIRELESS REGULATION
Companies must have a spectrum license to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry issues spectrum licenses at his or her discretion under the Radiocommunication Act. Bell Mobility’s cellular and PCS licenses will expire on March 31, 2006. The PCS licenses that were awarded in an auction in 2001 will expire on November 29, 2011. Although we expect that licenses will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a company’s license at any time if the company does not comply with its terms.
     In December 2002, Industry Canada initiated a cellular and PCS licensing and fees consultation. Industry Canada has proposed a new cellular and PCS fee structure that, while implemented over several years, could significantly increase our license fees if it is implemented as proposed.
      In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. The review will include the role of municipal authorities in the approval process. There is a risk that if municipal involvement increases in the process for approval of new towers, it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including us.

PENSION FUND CONTRIBUTIONS
 As of our most recent actuarial valuation, most of our pension plans had pension fund surpluses. As a result, we have not had to make regular contributions to the pension funds in the past years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.
      The recent decline in the capital markets, combined with historically low interest rates, however, have significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.
      If these conditions continue, the surpluses will be eroded, resulting in the requirement to commence making contributions to the pension funds. This could also result in a material and negative effect on our net earnings.

ATTRACTING AND RETAINING SKILLED PEOPLE
Our success depends in large part on our ability to attract and retain highly skilled people. The loss of key people could materially hurt our businesses and operating results.

PROTECTING OUR NETWORKS
Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.

RENEGOTIATING LABOUR AGREEMENTS
Many of our employees are represented by unions and are covered by collective bargaining agreements.
      Several of our collective bargaining agreements expire in 2003 or have already expired. These agreements, which cover approximately 13,300 employees, are the following:
■	the collective agreements between Bell Canada and the Communications, Energy and Paperworkers union of Canada representing approximately 400 operator services employees and approximately 7,000 craft and services employees which expire at the end of November 2003
■	the collective agreements between Bell Canada and the Canadian Telecommunications Employees’ Association representing approximately 1,100 communications sales employees which expire on December 31, 2003
■	several collective agreements between certain other companies (including Aliant and Connexim L.P.) and their respective employees, representing approximately 4,800 employees.

     Renegotiating collective agreements could result in higher labour costs or work disruptions. Difficulties in renegotiations or other labour unrest could hurt our businesses, operating results and financial condition.

INCREASED ACCIDENTS FROM USING CELL PHONES
Media reports have suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it did in Newfoundland and Labrador and several U.S. states. As a result, cell phone use in vehicles could decline, which would negatively affect us and other wireless service providers.

HEALTH CONCERNS ABOUT RADIO FREQUENCY
EMISSIONS
Media reports have suggested that some radio frequency emissions from cell phones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices.
     The findings of these kinds of studies could lead to government regulation, which could have a material and negative effect on our business. Actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on us and other wireless service providers.

BELL EXPRESSVU
Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has initiated or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
     Bell ExpressVu currently uses two satellites for its DTH services, Nimiq 1 and Nimiq 2, which are operated by Telesat Canada (“Telesat”). On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting the available power on the satellite. An investigation by Lockheed Martin, the Nimiq 2 satellite manufacturer, has determined that the malfunction cannot be corrected. Nimiq 2 has been configured such that 26 of the 32 transponders on the satellite are being operated at this time. Operating under this configuration, Telesat expects the number of operational transponders to decrease over time to approximately 20 by the end of the satellite’s life which will occur in approximately 12 and a half years.
     Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of the satellites used by Bell ExpressVu could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
     Bell ExpressVu is subject to programming and carriage requirements under its CRTC license. Changes to the regulations that govern broadcasting or to its license could negatively affect Bell ExpressVu’s competitive position or its costs of providing services. Bell ExpressVu’s existing DTH Distribution Undertaking license was scheduled for renewal in August 2003. It has been given a further six month administrative renewal pending CRTC approval of its application for license renewal. Although we expect that this license will be renewed when it expires, there is no assurance that this will happen or that the terms of such renewal will remain identical.
     Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu may reduce these losses by taking numerous actions including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP.
     This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes.
     It also describes changes to accounting standards that affect how we account for and report certain items in our financial statements. Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 and Note 1 to the consolidated financial statements for the second quarter of 2003 for more information about the accounting principles we use to prepare our financial statements.

Key Estimates and Assumptions
Under Canadian GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use.
     We base our estimates and assumptions on past experience and other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.
     We consider the estimates and assumptions described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are inherently uncertain.
     Our senior management has discussed the development and selection of these key estimates and assumptions with the Audit Committee of the Board of Directors. The Audit Committee has reviewed the disclosures described in this section.

EMPLOYEE BENEFIT PLANS
We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for most of our employees.
     The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.
     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend and expected average remaining years of service of employees.
     While we believe that these assumptions are appropriate, differences in actual results or changes in assumptions could affect employee benefit obligations and future credit or expense.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans credit or expense are:
■	the discount rate
■	the expected long-term rate of return on plan assets.

Discount rate
The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long term high-quality corporate fixed income investments.
     We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2002, unchanged from 2001. Changes in the discount rate do not have a significant effect on our earnings. They do, however, have a significant effect on the projected benefit obligation. A lower discount rate results in a higher obligation, which could at some level require us to make contributions to the plan.

Expected long-term rate of return
In 2002, we assumed an expected long-term rate of return on plan assets of 8.3%. The actual rate of return has been substantially more than 8.3% on average over the long term. In the past two years, however, it has been substantially less than 8.3%, resulting in a significant actuarial loss. We expect this actuarial loss to negatively impact pre-tax earnings by about $120 million in 2003.
     We have lowered our assumption to a rate of return of 7.5% for 2003, because we expect lower long-term rates of return in the financial markets. We expect this change to reduce pre-tax earnings by about $80 million in 2003.

ALLOWANCES FOR DOUBTFUL ACCOUNTS
We maintain allowances for losses that we expect will result from customers who do not make their required payments.
     We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.
     If economic conditions or specific industry trends become worse than we have anticipated, we will increase our allowances for doubtful accounts by recording an additional expense.

USEFUL LIFE OF LONG-LIVED ASSETS
The estimated useful life of long-lived assets is used to determine amortization expense.
     We estimate an asset’s useful life when we acquire the asset. We base our estimate on past experience with similar assets, taking into account expected technological or other changes.
     If technological changes happen more quickly or in a different way than we have anticipated, we might have to shorten the asset’s estimated useful life. This could result in:
■	a higher amortization expense in future periods
■	an impairment charge to reflect the write-down in value of the asset.

IMPAIRMENT
We assess the impairment of long-lived assets when events or changes in circumstances indicate that we may not be able to recover their carrying value. We usually measure impairment using a projected undiscounted cash flow method. If the asset’s carrying value is more than its recoverable value, we record the difference as an impairment charge.
     We assess the impairment of goodwill and intangible assets with indefinite lives each year and when events or changes in circumstances indicate that they might be impaired. We usually measure impairment using a projected discounted cash flow method. If the asset’s carrying value is more than its fair value, we record the difference as an impairment charge.
     We believe that our estimates of future cash flows and fair value are reasonable. The assumptions we have used are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if we used different assumptions or if conditions change in the future.
     We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.

CONTINGENCIES
We become involved in various litigation and regulatory matters as a regular part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.
     We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on then available information.
     We estimate the amount of the loss by consulting with the outside legal counsel who is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgment against us or the payment of a large settlement by us, it could have a significant and adverse effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs.

RESTRUCTURING AND OTHER CHARGES
We are required to develop formal plans for exiting businesses and activities as part of the restructuring initiatives we have been carrying out for the past several years.
     These plans require significant estimates of the salvage value of assets that are made redundant or obsolete. We are also required to report estimated expenses for severance and other employee costs, lease cancellation and other exit costs.
     Because exiting a business or activity is a complex process that can take several months to complete, it involves periodically reassessing estimates that were made when the original decision to exit the business or activity was made. In addition, we constantly evaluate whether the estimates of the remaining liabilities under our restructuring program are adequate.
     As a result, we may have to change previously reported estimates when the payments are made or the activities are completed. There may also be additional charges for new restructuring initiatives.

ALTERNATIVE ACCEPTABLE ACCOUNTING POLICIES
Generally accepted accounting principles permit, in certain circumstances, alternative acceptable accounting policies. Two areas where we have made a choice are (1) the accounting for customer acquisition costs in our wireless and satellite television businesses and (2) the accounting for stock-based compensation cost. Please see Changes to accounting standards, for more information.

Changes to Accounting Standards

Please see Note 1 to the consolidated financial statements for the second quarter of 2003, for a description of the changes to the accounting standards and how they affect our financial statements.

Consolidated Statements of Operations

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2003	2002 (1)	2003	2002 (1)

Operating revenues
Local and access	1,512	1,371	3,012	2,736
Long distance	608	568	1,254	1,137
Wireless	621	479	1,191	922
Data	955	854	1,888	1,687
Direct-to-home (DTH)	191	--	368	--
Directory advertising	--	138	--	270
Terminal sales and other	409	228	830	431

Total operating revenues	4,296	3,638	8,543	7,183

Operating expenses	2,504	2,017	5,025	3,985
Amortization expense	757	625	1,491	1,207
Net benefit plans expense (credit)	45	(12)	89	(25)
Restructuring and other charges	--	294	--	294

Total operating expenses	3,306	2,924	6,605	5,461

Operating income	990	714	1,938	1,722
Other expense (income) (Note 2)	(35)	1,129	(79)	1,116
Interest expense (Note 3)	238	205	487	408

Earnings (loss) from continuing operations
before income taxes and non-controlling interest	787	(620)	1,530	198
Income taxes	203	366	391	679
Non-controlling interest	30	(8)	57	(5)

Earnings (loss) from continuing operations	554	(978)	1,082	(476)
Discontinued operations (Note 4)	1	--	(1)	--

Net earnings (loss)	555	(978)	1,081	(476)
Dividends on preferred shares	(16)	(16)	(32)	(32)
Interest on equity-settled notes	(10)	(13)	(25)	(26)

Net earnings (loss) applicable to common shares	529	(1,007)	1,024	(534)

Consolidated Statements of Retained Earnings (Deficit)

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2003	2002 (1)	2003	2002 (1)

Balance at beginning of period, as previously reported	169	676	217	601
Adjustment for change in accounting policies (Note 1)	--	(57)	(99)	(63)

Balance at beginning of period, as restated	169	619	118	538
Net earnings (loss)	555	(978)	1,081	(476)
Dividends — Preferred shares	(16)	(16)	(32)	(32)
— Common shares	(641)	(604)	(1,085)	(995)
Interest on equity-settled notes	(10)	(13)	(25)	(26)
Other	--	9	--	8

Balance at end of period	57	(983)	57	(983)

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.

Please read the notes starting on page 22. They are an important part of these consolidated financial statements.

Consolidated Balance Sheets

(in $ millions) (unaudited)	June 30 2003	December 31 2002	(1)

ASSETS
Current assets
Cash and cash equivalents	490	1,047
Notes receivable from related parties	--	270
Accounts receivable (net of allowance for doubtful accounts of $198million
and $184 million for 2003 and 2002, respectively)	1,999	2,079
Other current assets	856	466
Current assets of discontinued operations	22	26

Total current assets	3,367	3,888

Capital assets	19,027	18,885
Other long-term assets	3,462	3,601
Indefinite-life intangible assets (Note 5)	784	772
Goodwill (Note 6)	1,867	1,877
Non-current assets of discontinued operations	3	32

Total assets	28,510	29,055

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,107	3,255
Note payable to parent company	--	975
Debt due within one year	1,464	1,901
Current liabilities of discontinued operations	20	19

Total current liabilities	4,591	6,150
Long-term debt	10,468	10,497
Other long-term liabilities	2,311	2,117
Non-current liabilities of discontinued operations	2	4

Total liabilities	17,372	18,768

Non-controlling interest	1,885	1,917

Commitments and contingencies (Note 11)
SHAREHOLDERS’ EQUITY
Preferred shares	1,100	1,100
Equity-settled notes (Note 7)	--	2,068

Common shareholders’ equity
Common shares (Note 7)	7,603	4,264
Contributed surplus (Note 7)	502	815
Retained earnings	57	118
Currency translation adjustment	(9)	5

Total common shareholders’ equity	8,153	5,202

Total shareholders’ equity	9,253	8,370

Total liabilities and shareholders’ equity	28,510	29,055

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.

Please read the notes starting on page 22. They are an important part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2003	2002 (1)	2003	2002 (1)

Cash flows from operating activities
Earnings (loss) from continuing operations	554	(978)	1,082	(476)
Adjustments to reconcile earnings (loss) from continuing operations to cash flows from operating activities:
Amortization expense	757	625	1,491	1,207
Net benefit plans expense (credit)	45	(12)	89	(25)
Restructuring and other charges	--	294	--	294
Net losses on investments	--	1,148	--	1,148
Future income taxes	57	75	17	114
Non-controlling interest	30	(8)	57	(5)
Other items	(196)	(45)	(250)	(55)
Changes in non-cash working capital	3	329	(361)	(35)

	1,250	1,428	2,125	2,167

Cash flows from investing activities
Capital expenditures	(664)	(711)	(1,204)	(1,376)
Business acquisitions	(6)	--	(78)	--
Business dispositions	--	306	--	306
Decrease (increase) in investments accounted for under the cost and equity methods	(3)	(24)	8	(26)
Impact of consolidating previously equity accounted investments	--	9	--	9
Repayment of an advance made to
an affiliated company under common control	--	--	270	--
Other items	(5)	8	(5)	9

	(678)	(412)	(1,009)	(1,078)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	(241)	458	(1,141)	214
Issue of long-term debt	--	29	611	938
Repayment of long-term debt	(643)	(205)	(1,008)	(556)
Repayment of equity-settled notes	(2,068)	--	(2,068)	--
Contribution of capital	2,696	--	3,043	--
Dividends paid on common and preferred shares	(672)	(615)	(1,034)	(920)
Issue of equity securities and convertible debentures
by subsidiary to non-controlling interest	30	31	56	33
Redemption of equity securities and convertible debentures
by subsidiary to non-controlling interest	(16)	--	(35)	--
Dividends/distributions paid by subsidiaries to non-controlling interest	(32)	--	(59)	(1)
Interest paid on equity-settled notes	(24)	(29)	(47)	(51)
Other items	(2)	(2)	(3)	12

	(972)	(333)	(1,685)	(331)

Effect of exchange rate changes on cash andcash equivalents	(2)	--	(5)	--

Cash provided by (used in) continuing operations	(402)	683	(574)	758
Cash used in discontinued operations	17	--	16	--

Net increase (decrease) in cash and cash equivalents	(385)	683	(558)	758
Cash and cash equivalents (bank indebtedness) at beginning of period	876	(153)	1,049	(228)

Cash and cash equivalents at end of period	491	530	491	530
Consists of:
Cash and cash equivalents of continuing operations	490	530	490	530
Cash and cash equivalents of discontinued operations	1	--	1	--

Total	491	530	491	530

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.

Please read the notes starting on page 22. They are an important part of these consolidated financial statements.

Notes to Consolidated Financial Statements – Bell Canada

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002, as set out on pages 24 to 47 of Bell Canada’s 2002 Financial Information. Figures in these notes are unaudited.
     Effective December 31, 2002, BCE Inc. (BCE), our ultimate parent company, transferred its 14% interest in Aliant Inc. (Aliant) to us in exchange for common shares of Bell Canada. As a result, we now own a 53% interest in Aliant and have changed our accounting from the equity method to consolidation.
     At the end of December 2002, BCE transferred its 100% investment in Bell ExpressVu Limited Partnership (Bell ExpressVu) to a partnership held 52% by Bell Canada and 48% by BCE in exchange for units in the partnership. Effective December 31, 2002, we consolidate the net assets of Aliant and Bell ExpressVu in our consolidated balance sheet. We started consolidating the results of operations and cash flows of Aliant and Bell ExpressVu as of January 1, 2003.

1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements of Bell Canada in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as outlined in Note 1 to the annual consolidated financial statements of Bell Canada for the year ended December 31, 2002 except as noted below.
     We have reclassified some of the figures for previous periods in the consolidated financial statements to make them consistent with the presentation in the current period.
     We have restated the financial information for 2002 to reflect:
■	the adoption of the fair value-based method of accounting for employee stock options effective January 1, 2003
■	the change in the method of accounting for subscriber acquisition costs from a deferral and amortization to an expense as incurred method effective January 1, 2003.

RECENT CHANGES TO ACCOUNTING STANDARDS

Stock-based compensation and other stock-based payments
Effective January 1, 2002, we adopted the recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis as permitted by the standard. This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:
■	all stock-based awards to non-employees
■	direct awards of stock and stock appreciation rights to employees
■	awards to employees that are settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees.
     Prior to January 1, 2003, we accounted for employee stock options by measuring the compensation cost of the options as the amount that the quoted market price of BCE Inc.‘s common shares on the date of the grant exceeds the exercise price an employee must pay to buy the common shares.
     Effective January 1, 2003, we changed our accounting to the fair value based method and started to account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 using a Black-Scholes option pricing model.
     As a result of applying this change in accounting policy, we restated comparative figures for 2002, and recorded a compensation expense of $2 million and $3 million for the three months and six months ended June 30, 2002, respectively. The effect as at January 1, 2003 was to reduce retained earnings by $10 million and increase contributed surplus by $10 million. Please see Note 8, Stock-based compensation plans, for the assumptions used under the fair value method.

Subscriber acquisition costs
Prior to 2003, we accounted for the costs of acquiring subscribers as follows:
■	we deferred and amortized the costs of acquiring Direct-to-Home (DTH) satellite television service subscribers into earnings over three years
■	we deferred and amortized the costs of acquiring wireless subscribers into earnings over the terms of the contracts. The terms are normally up to 24 months
■	we expensed all other subscriber acquisition costs as they were incurred.
     The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.
     Effective January 1, 2003, we changed our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred and began presenting the revenues generated from the sale of wireless handsets.
     As a result of applying this change in accounting policy, we restated the comparative figures for 2002:
     For the three months and six months ended June 30, 2002:
■	operating revenues increased by $51 million and $79 million, respectively
■	operating expenses increased by $57 million and $74 million, respectively
■	other expense increased by $1 million for the three months and six months ended June 30, 2002
■	income taxes decreased by $2 million, and increased by $2 million, respectively.

The effect as at December 31, 2002 was to:
■	decrease other current assets by $133 million
■	decrease other long-term assets by $339 million
■	decrease future income tax liabilities by $130 million
■	decrease non-controlling interest by $156 million
■	decrease contributed surplus by $97 million
■	decrease retained earnings by $89 million.

Disposal of long-lived assets and discontinued operations
Effective May 1, 2003, we adopted the new recommendations in section 3475 of the CICA Handbook, Disposal of long-lived assets and discontinued operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.
     The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.
     It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.
     The adoption of this standard did not have an impact on our financial statements.

Disclosure of guarantees
Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Please see Note 10, Contractual obligations, commercial commitments and contingencies, for more information.
     Although the disclosure requirements of this guideline have been mostly harmonized with similar guidance in the United States, unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet and does not extend to product warranties.
     The adoption of this guideline did not have an impact on our financial statements.

Notes to Consolidated Financial Statements – Bell Canada

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

FUTURE CHANGES TO ACCOUNTING STANDARDS

Impairment of long-lived assets
The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.
     The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value.
     This section comes into effect on January 1, 2004. We do not expect that adopting this standard in 2004 will affect our consolidated financial statements.

Asset retirement obligations
The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.
     Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes in the underlying discounted cash flow value. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.
     This section comes into effect on January 1, 2004. We are currently evaluating the impact of this standard on our financial statements.

Hedging relationships
The CICA recently issued Accounting Guideline 13, Hedging relationships. The guideline establishes criteria for the application of hedge accounting in a hedging transaction:
■	the nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship
■	application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship
■	formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment
■	the derivative must be highly effective in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

     For hedging relationships that qualify for hedge accounting, we will continue applying the existing accounting treatment as described in Note 1 to the 2002 consolidated financial statements.
     For hedging relationships that no longer qualify for hedge accounting, we will stop applying the existing accounting treatment on January 1, 2004 and start recognizing the fair value of the derivative on the balance sheet from that time, with any changes in the fair value of that derivative being recognized immediately in net earnings.
     The guideline comes into effect on January 1, 2004. We are currently evaluating the impact of this guideline on our financial statements.

Consolidation of variable interest entities
The CICA recently issued Accounting Guideline 15, Consolidation of variable interest entities. The guideline provides clarification on the consolidation of those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline is consistent, in all material respects, with the recently issued U.S. standard.
     The guideline comes into effect on January 1, 2004. We currently conduct certain transactions through special purpose entities, which are disclosed in Note 12, Contractual obligations, commercial commitments and contingencies, and are assessing the structure of these transactions against the criteria set out in the guideline.

2. OTHER INCOME

For the period ended June 30	Three months		Six months
(in $ millions)	2003	2002	2003	2002

Net losses on investments	--	1,148	--	1,148
Foreign currency losses (gains)	3	(25)	(23)	(25)
Other	(38)	6	(56)	(7)

Other income	(35)	1,129	(79)	1,116

3. INTEREST EXPENSE

For the period ended June 30	Three months		Six months
(in $ millions)	2003	2002	2003	2002

Interest expense on long-term debt	235	199	463	393
Interest expense on other debt	3	6	24	15

Total interest expense	238	205	487	408

4. DISCONTINUED OPERATIONS
At June 30, 2003, the assets of Aliant’s Emerging business segment, which include AMI Offshore Inc. (AMI Offshore), Prexar LLC (Prexar), and iMagicTV Inc. (iMagicTV), were either sold or being held for sale. Prexar is an Internet services provider. iMagicTV is a software development company, providing broadband TV software and solutions to service providers around the globe. AMI Offshore provides process and systems control technical services and contracts manufacturing solutions to offshore oil and gas and other industries.
     iMagicTV was sold in April 2003. Prexar was sold in May 2003. The sale of AMI Offshore is expected to be completed by the end of 2003.
      Accordingly, the results of these operations have now been presented as discontinued operations.
     The table below provides a summarized statement of operations for the discontinued operations.

For the period ended June 30	Three months		Six months
(in $ millions)	2003	2002	2003	2002

Revenue	11	--	23	--

Operating loss from discontinued
operations, before tax	(9)	--	(14)	--
Gain (loss) on discontinued operations,
before tax	11	--	11	--
Income tax recovery on operating loss	4	--	4	--
Income tax recovery (expense) on loss (gain)	(3)	--	(3)	--
Non-controlling interest	(2)	--	1	--

Net gain (loss) from discontinued operations	1	--	(1)	--

5. INDEFINITE-LIFE INTANGIBLE ASSETS

(in $ millions)	2003

Intangible assets, January 1	772
Capitalized interest on spectrum licences
($8 million for the six months ended June 30,2002)	12

Intangible assets, June 30	784

Consisting of:
Spectrum licences	766
Cable licences	18

Total	784

6. GOODWILL

(in $ millions)	2003

Goodwill, January 1	1,877
Goodwill acquired during the period	24
Foreign exchange on goodwill of self-sustaining foreign operations	(34)

Goodwill, June 30	1,867

7. SHARE CAPITAL

Capital reorganization
In May 2003, Bell Canada simplified its capital structure and that of its parent company Bell Canada Holdings Inc. (BCH), which included the following transactions:
■	the repayment by Bell Canada of $2,068 million of equity-settled notes payable to BCH
■	the repayment by Bell Canada of $185 million of notes payable to BCH
■	a capital contribution by BCH to Bell Canada’s contributed surplus of $2,253 million
■	the transfer of $3,338 million from Bell Canada’s contributed surplus to its common shares.

Contributed surplus
In January 2003 and April 2003, BCH made capital contributions to Bell Canada’s contributed surplus of $347 million and $443 million, respectively. Bell Canada used the proceeds to repay equal amounts of its note payable to BCH.

8. STOCK-BASED COMPENSATION PLANS

Stock options
The table below provides a summary of the status of Bell Canada’s portion of BCE Inc.‘s stock option programs.

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2003	12,550,221	$ 33
Granted	3,683,202	$ 28
Exercised	(160,542)	$ 14
Expired/forfeited	(510,131)	$ 33
Transfers in/out	244,939	$ 32

Outstanding, June 30, 2003	15,807,689	$ 32

Exercisable, June 30, 2003	5,085,568	$ 35

Assumptions used in stock option pricing model
The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model.

For the period ended June 30	Three months		Six months
	2003	2002	2003	2002

Compensation cost (in $ millions)	3	2	7	3
Dividend yield	3.7%	3.6%	3.6%	3.2%
Expected volatility	30%	30%	30%	30%
Risk-free interest rate	3.5%	5.2%	4.1%	4.7%
Expected life (years)	4.5	4.5	4.5	4.5
Number of stock options granted	167,000	29,000	3,683,202	3,681,264
Weighted average fair value option
granted ($)	6	8	6	8

9. RELATED PARTY TRANSACTIONS

Bell Canada realizes tax savings relating to the loss utilization transactions described below.

BCE Emergis, 4122780 Canada Inc. and Bell Canada
In the first quarter of 2003, as part of a tax loss consolidation savings strategy covered by an advance tax ruling, BCE Emergis Inc. (BCE Emergis) advanced $1 billion in cash to us through a subordinated interest-bearing demand loan. We then used the proceeds to acquire preferred shares in 4122780 Canada Inc. (4122780 Canada), a wholly-owned subsidiary of BCE Emergis. 4122780 Canada then advanced $1 billion to BCE Emergis through an interest-free subordinated demand loan.
     For 2003, the interest rate on the loan is equal to 5.6% and the dividend rate on the preferred shares is equal to 3.9%. The interest rate and the dividend rate are reset at the beginning of each year.
     We have the legal right and intention to offset the demand loan payable to BCE Emergis and the investment in preferred shares of 4122780 Canada. As a result, these items have been presented on a net basis. The related interest expense net of the dividend income is presented as interest expense and the equivalent amount of tax savings on the interest expense is presented as a reduction of the income tax expense.

BCE Inc., 3787842 Canada Inc. and Bell Canada
In the fourth quarter of 2002, as part of a tax loss consolidation savings strategy covered by an advance tax ruling, BCE advanced $12 billion in cash to us through a subordinated interest-bearing demand loan. We then used the proceeds to acquire preferred shares in 3787842 Canada Inc. (3787842 Canada), a wholly-owned subsidiary of BCE. 3787842 Canada then advanced $12 billion to BCE through an interest-free subordinated demand loan.
     In the second quarter of 2003, BCE advanced an additional $7 billion in cash to us through a subordinated interest-bearing demand loan. We then used the proceeds to acquire further preferred shares in 3787842 Canada. 3787842 Canada then advanced $7 billion to BCE through an interest-free subordinated demand loan.
     For 2003, the effective interest rate on the loans is equal to 5.4%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of each year.
     We have the legal right and intention to offset the demand loans payable to BCE and the investment in preferred shares of 3787842 Canada. As a result, these items, as well as the related interest expense and dividend income, have been presented on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense. The tax savings are distributed as an additional dividend on common shares at the end of each quarter.

Notes to Consolidated Financial Statements – Bell Canada

9. RELATED PARTY TRANSACTIONS (continued)

BCH, 4047974 Canada Inc. and Bell Canada
In the second quarter of 2002, as part of a tax loss consolidation savings strategy covered by an advance tax ruling, BCH advanced $5 billion in cash to us through a subordinated interest-bearing demand loan. We then used the proceeds to acquire preferred shares in 4047974 Canada Inc. (4047974 Canada), a wholly-owned subsidiary of BCH. 4047974 Canada then advanced $5 billion to BCH through an interest-free subordinated demand loan.
     In the first quarter of 2003, the principal amounts outstanding under this tax loss consolidation savings strategy were decreased to $2.5 billion.
      For 2003, the interest rate on the loan is equal to 4.5%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of each year.
     We have the legal right and intention to offset the demand loan payable to BCH and the investment in preferred shares of 4047974 Canada. As a result, these items, as well as the related interest expense and dividend income, have been presented on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense.

10. FINANCIAL INSTRUMENTS

We periodically use derivative instruments to manage our exposure to interest rate, foreign currency and BCE Inc. share price movements. We do not use derivative instruments to speculate. Because we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks relating to such investments.
     The following derivative instruments were outstanding at June 30, 2003:
■	cross-currency swaps and forward contracts used to hedge foreign currency risk on a portion of our long-term debt
■	forward contracts on BCE Inc. common shares to hedge the fair value exposure related to stock compensation payments.

In April 2003, we entered into a forward contract to hedge US $200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency exposure risk on the principal portion of that debt.
     At June 30, 2003, the carrying value of these derivative instruments was a net liability of $83 million. Their fair value amounted to a net liability of $113 million.
     Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 for a description of the significant accounting policies relating to financial instruments.

11. CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

Contractual obligations
The table below provides a summary of our contractual obligations at June 30, 2003 and for the full years ended thereafter.

(in $ millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt
(excluding capital leases)	673	1,173	1,137	520	735	6,804	11,042
Capital leases (a)	56	110	91	80	72	429	838
Notes payable and bank advances	52	--	--	--	--	--	52
Operating leases	230	321	292	251	235	1,484	2,813
Purchase obligations	517	417	240	227	200	408	2,009
Other contractual obligations	152	--	--	--	--	--	152

Total	1,680	2,021	1,760	1,078	1,242	9,125	16,906

(a) The imputed interest to be paid in connection with the capital leases amounts to $351 million.

Commercial Commitments

At June 30, 2003		Non-
(in $ millions)	Committed	Committed	Total

Commercial paper credit lines	1,080	900	1,980
Other credit facilities	230	344	574

Total	1,310	1,244	2,554

Drawn	188	87	275

Undrawn	1,122	1,157	2,279

     Bell Canada and Aliant may issue notes under their commercial paper programs in an amount that cannot exceed the amount of supporting committed lines of credit. As at June 30, 2003, the aggregate amount of such supporting committed lines of credit was $1.1 billion.
     In addition, Bell Canada can, under its commercial paper program, issue Class E Notes which may be extended in certain circumstances and are not supported by committed lines of credit. The maximum principal amount of Class E Notes that Bell Canada may issue is $400 million. At June 30, 2003, Bell Canada had no Class E Notes outstanding.
     Included in the drawn portion of our commercial commitments are issued letters of credit of $170 million under our committed facilities and $80 million under our non-committed facilities.
     At June 30, 2003, Bell Canada and Aliant had no amounts outstanding under their commercial paper programs.

Canadian Radio-Television and Telecommunications Commission (CRTC) price cap decision
The price cap decision of May 2002 made a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years. One of the changes is a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvement or reduced rates and/or rebates. We estimated our commitment relating to this decision to be $104 million at June 30, 2003.

Guarantees
In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services, securitization agreements and operating leases.
     These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in or in the interpretation of laws and

11. CONTRACTUAL OBLIGATIONS, COMMERCIALCOMMITMENTS AND CONTINGENCIES (continued)

regulations (including tax legislation), valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, we may from time to time agree to compensate the purchaser for certain costs that may result from certain future events such as the failure of the disposed business to reach certain operational thresholds (earn-out guarantees), the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.
     Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount, although certain agreements do contain a specified maximum potential exposure representing a cumulative amount of approximately $3.5 billion. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant payments under such indemnifications. As at June 30, 2003, an aggregate amount of $42 million has been accrued in the consolidated balance sheet with respect to these indemnification undertakings, relating mainly to environmental liabilities.

Off-balance sheet arrangements

SALE OF ACCOUNTS RECEIVABLE
Bell Canada sold accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001 and expires on December 12, 2006. Bell Canada carried a retained interest in the transferred accounts receivable of $124 million at June 30, 2003, which equalled the amount of overcollateralization in the receivables transferred.
     Aliant sold accounts receivable to a securitization trust for a total of $130 million in cash, under an agreement that came into effect on December 13, 2001 and expires on December 13, 2006. Aliant carried a retained interest in the transferred accounts receivable of $29 million at June 30, 2003.
     Bell Canada and Aliant continue to service the accounts receivable. The buyers’ interest in collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers fail to pay amounts owed on time.

SHARED SERVICES AGREEMENT
Effective June 22, 2001, we entered into a 10-year service contract with a special purpose entity. This contract will allow us to reduce systems and administrative costs over time by streamlining and enhancing our systems and processes. We are committed to paying approximately $150 million in service fees over the first three years of the agreement.
     In 2004, we may:
■	exercise an option to buy the special purpose entity at fair market value, or
■	maintain the service contract for the remaining seven years and commit to paying at least $420 million in service fees to the special purpose entity during such remaining years.

     As at June 30, 2003, the special purpose entity had $102 million of total assets, of which $88 million are capital assets, and $123 million of total liabilities, of which $118 million is long-term debt.

SALE LEASEBACK TRANSACTIONS
In our long-term debt balance at June 30, 2003, we had capital lease obligations of $73 million, which were presented net of loans receivable of $313 million. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunication equipment for total proceeds of $399 million. Some of the proceeds were invested in interest-bearing loans receivable.

Contingencies

AGREEMENT WITH MANITOBA TELECOM SERVICES INC. (MTS)
The agreement between Bell Canada and MTS to create Bell West Inc. includes put and call options relating to MTS’ 40% ownership of Bell West.
     Under the terms of the put option, MTS can require Bell Canada to buy its interest in Bell West:
■	in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The guaranteed floor value was $591 million at June 30, 2003
■	in January 2007 at fair market value less 12.5%
■	at fair market value less 12.5%, under certain circumstances.
If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada has the option to buy MTS’ interest:
■	in March 2004 at the greater of the guaranteed floor value described above and fair market value
■	in February 2007 at fair market value
■	at fair market value if there is change of control of MTS to a party other than Bell Canada or its affiliates.

     Bell Canada has not received any formal notice from MTS that it plans to exercise the put option.

Litigation
We become involved in various claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation that were pending at June 30, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

12. SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

For the period ended June 30	Three months		Six months
(in $ millions)	2003	2002	2003	2002

Interest paid on long-term debt	314	285	472	417
Income taxes paid (received)	120	153	167	461

Notes to Consolidated Financial Statements — Bell Canada

13. SUBSEQUENT EVENTS

Sale of Certen Inc. (Certen)
On July 2, 2003, Bell Canada sold its ownership interest in Certen to a subsidiary of Amdocs Limited (Amdocs) for $89 million and concurrently extended by three years its arrangement with Certen and Amdocs relating to billing operations outsourcing and customer care and billing solutions development. Under the terms of the new arrangement, Bell Canada will assume responsibility for the future evolution of its billing systems in areas such as business analysis and requirements definition, architecture and project management. We will record an intangible asset (estimated at $500 million) representing the value of the right to use and modify the intellectual property in perpetuity, which will be amortized over the remaining life of the 7-year contract. Amdocs and Certen will assume a more operational role, and will continue to implement Bell Canada’s current billing modernization programs as well as handle day to day billing functions such as invoice production and distribution. We will record a liability (estimated at $400 million) representing the future payments that will be made to Certen over the remaining life of the 7-year contract for the development of the billing system. The transaction will not result in any significant gain or loss for Bell Canada.

Renewed Agreements between Bell Canada and CGI Group Inc. (CGI)
On July 24, 2003, Bell Canada entered into certain agreements with CGI. These include certain amendments to the IS/IT outsourcing agreement between Bell Canada and CGI, and an extension of the term of such agreement to June 30, 2012. Bell Mobility also entered into an amendment to its existing IS/IT outsourcing agreement with CGI, which also includes an extension of the term to June 30, 2012.
     In addition, Bell Canada entered into a renewed and expanded commercial alliance agreement with CGI which designates Bell Canada as CGI’s preferred telecom services provider, and a new network management agreement under which CGI will outsource to Bell Canada the management of the telecommunications network used by CGI to provide services to its customers. Both the alliance agreement and the network management agreement extend to June 30, 2012.

This document has been filed
by Bell Canada with Canadian
securities commissions and the
U.S. Securities and Exchange
Commission. It can also be
found on BCE’s Web site
at www.bce.ca or is available
upon request from:

Mailing address Bell Canada Corporate Communications 1000, rue de La Gauchetière O. Bureau 3700 Montréal (Québec) H3B 4Y7 e-mail address forum@bell.ca	Investor Relations
tel: 1 800 339–6353
fax: (514) 786–3970
For additional copies of these
statements, please call
1 888 932-6666.

Pour obtenir un exemplaire
de la version française de ce
document, composez
le 1 888 932-6666.

PRINTED IN CANADA 03-08 BC-2E

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: August 4, 2003